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                                   EXHIBIT 11

                           THE NATIONAL REGISTRY INC.
                          CALCULATION OF LOSS PER SHARE
                     (In thousands except per share amounts)


                                  FOR THE THREE MONTHS          FOR THE NINE MONTHS
                                   ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
PRIMARY AND FULLY DILUTED          1997         1996            1997        1996
LOSS PER SHARE: (1)              --------     --------        --------     --------
Weighted average shares
  outstanding of Common Stock      35,152       28,436          34,767       26,014
Net loss                         $ (1,775)    $ (1,890)       $ (5,548)    $ (4,985)
                                 --------     --------        --------     --------
Preferred Stock dividend              980         --             1,470        1,412

Net loss attributable to
  Common Shareholders              (2,775)      (1,890)         (7,108)      (6,397)

Net loss per share               $  (0.08)    $  (0.07)       $  (0.20)    $  (0.25)
                                 ========     ========        ========     ========

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(1) Net loss per common share was compiled by dividing net loss by the weighted average number of common shares outstanding during the period. Common stock equivalents, relating to convertible Series A Preferred Stock, convertible Series C Preferred stock, stock options and warrants are not included in this calculation due to their anti-dilutive effect.
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